UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eventbrite, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)
29975E109

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Foxhaven Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,896,254
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,896,254
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON PN, IA

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Michael Pausic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,896,254
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,896,254
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Nicholas Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,896,254
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,896,254
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,254
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Eventbrite, Inc.

(b) Address of Issuer’s Principal Executive Offices

155 5th Street, 7th Floor

San Francisco, CA 94103

Item 2.	(a) Name of Person Filing

 This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Foxhaven Asset Management, LP, a Delaware limited partnership ("Foxhaven");

(ii) Michael Pausic, a U.S. Citizen ("Mr. Pausic"); and

(iii) Nicholas Lawler, a U.S. Citizen ("Mr. Lawler").

This statement relates to the shares of Common Stock (as defined in Item 2(d) below) held for the accounts of Foxhaven Master, a Cayman limited partnership; Foxway, LP ("Foxway"), a Delaware limited partnership and Foxlane, LP ("Foxlane"), a Delaware limited partnership. Foxhaven Master, Foxway and Foxlane are collectively referred to as the "Foxhaven Funds".

Foxhaven is a registered investment adviser that directs the voting and disposition of the shares of Common Stock directly owned by the Foxhaven Funds. Foxhaven Capital GP, LLC (“Foxhaven GP”) is the general partner of the Foxhaven Funds. As a result, Foxhaven and Foxhaven GP may be deemed to have voting and dispositive power over the shares of Common Stock held for the accounts of the Foxhaven Funds.

Mr. Pausic and Mr. Lawler are Managing Members of the general partner of Foxhaven and Foxhaven GP and may be deemed to have voting and dispositive power with respect to the shares of Common Stock directly owned by the Foxhaven Funds.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b) Address of Principal Business Office, or, if none, Residence

550 E Water Street, Suite 888

Charlottesville, VA 22902

(c) Citizenship

Foxhaven Asset Management, LP is a limited partnership organized under the laws of the State of Delaware. Mr. Pausic and Mr. Lawler are United States citizens.

(d) Title of Class of Securities

Class A Common Stock, par value $0.00001 per share (the “Common Stock”)

(e) CUSIP No.:

29975E109

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 7 of 9 Pages

 Item 4. Ownership

(a) Foxhaven, Mr. Pausic and Mr. Lawler may be deemed to beneficially own 6.8% of the outstanding shares of Common Stock. This percentage is determined by dividing 3,896,254 by 57,411,637, the number of shares of Common Stock issued and outstanding as of October 15, 2019 as reported by Eventbrite, Inc. in its Quarterly Report on Form 10-Q for the period ended September 30, 2019.

(b) Foxhaven, as the investment manager of the Foxhaven Funds, may direct the vote and disposition of the 3,896,254 shares of Common Stock held by the Foxhaven Funds. As the Managing Members of the general partner of Foxhaven, Mr. Pausic and Mr. Lawler may be deemed to share voting and dispositive power with respect to the 3,896,254 shares of Common Stock held by the Foxhaven Funds.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

FOXHAVEN ASSET MANAGEMENT, LP

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer

By:	/s/ Michael Pausic
	Name:	Michael Pausic

By:	/s/ Nicholas Lawler
	Name:	Nicholas Lawler

CUSIP No. 29975E109	SCHEDULE 13G/A	Page 9 of 9 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including any and all amendments thereto) with respect to the shares of Common Stock of Eventbrite, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G/A and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2020.

FOXHAVEN ASSET MANAGEMENT, LP

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer

By:	/s/ Michael Pausic
	Name:	Michael Pausic

By:	/s/ Nicholas Lawler
	Name:	Nicholas Lawler